EXHIBIT (a)(5)(E)

                                            ,
Dear _____________,
As you are aware we have recently announced our plans to acquire VistaCare and merge our two organizations together. Since this has a direct impact on you, we wanted to be sure to reach out to you as quickly as possible to share our plans for your individual position. Our hope is that this information will encourage you to remain with VistaCare through this transition. We want you to know that we will do everything we can to help support you during this process.
Because your contribution to the company is needed throughout the current waiting period and during the transition period that follows, we are asking you to stay in your current position for up to                      months after the close date. You will be eligible to receive $                     severance when the company ends your employment without cause during this                      month period. The company will give you at least 60 days notice before your last day if that day changes and you will still be eligible to receive severance when the company ends your employment without cause.
In return for your commitment to stay in your current position for 90 days after the close date you will be paid $                     as stated in your stay bonus letter. If the company ends your employment without cause before the end of this 90-day period you will still be paid this retention bonus.
We recognize that this is a difficult time. We appreciate your patience and continued diligence in seeing this process through. Again, our hope is that this letter provides you with the information you need to remain with us through the transition.
Finally, please remember that this information is all conditional upon the completion of the transaction which remains subject to regulatory approval. As we work to obtain regulatory approval and satisfy other conditions to combine our two companies, we will continue to operate as independent, stand-alone organizations. We will be sure to communicate any changes to our anticipated schedules and plans as soon as this information becomes available.
There will be opportunity for positions within the new organization. Please let your GM know what position you may be interested in. We will begin communicating with you individually as soon as we receive the final approvals on the acquisition.

717 N. Harwood St. Suite 1500
Dallas, TX 75201
Phone: (214) 922-9711
Facsimile: (214) 922-9752

Please acknowledge receipt of this letter by signing below and returning to the People Department.
Thank you for your contribution and continuing support of the VistaCare employees, patients and families.

Sincerely,

[Name]

Brenda A. Belger

Sr. Vice President, Human Resources	Date

717 N. Harwood St. Suite 1500
Dallas, TX 75201
Phone: (214) 922-9711
Facsimile: (214) 922-9752